Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GenesisAI Corporation
201 SE, 2nd Avenue
Miami, FL 33131
https://www.genesisai.io/

Up to $1,400,496.00 in Series A-1 Preferred Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GenesisAI Corporation
Address: 201 SE, 2nd Avenue, Miami, FL 33131
State of Incorporation: DE
Date Incorporated: July 03, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Series A-1 Preferred Stock
Offering Maximum: $1,400,496.00 | 700,248 shares of Series A-1 Preferred Stock
Type of Security Offered: Series A-1 Preferred Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives*

Early Bird Bonus: 20% discount on investments made within the first 14 days.

*All perks occur when offering is complete.

The 10% StartEngine Owners' Bonus

GenesisAI Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-1 Preferred Stock at $2.00 / share, you will receive 10 additional shares of Series A-1 Preferred Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

GenesisAI Corporaton (or "the Company") is a machine learning protocol platform that enables different artificial intelligence (AI) platforms to communicate with each other, exchange data, and trade services. On top of this protocol, we are building a marketplace for AI products and services. The marketplace connects companies in need of AI services, data, and models with companies interested in monetizing their AI technology. GenesisAI provides a web platform that facilitates the offer and sale of a variety of low-cost AI services. Our platform helps to make AI technology more accessible and affordable for businesses.

There is currently limited communication between AI platforms. There is a limited way for AI platforms to exchange data, trade services, learn from each other, or expand their own capabilities. Our web platform matches unused resources, such as in-house developed AI platforms and open-source Github AI code, with individuals in need of these resources. We also hope to abstract beyond the technical expertise needed to implement AI and allow companies with no technical knowledge to tap into the benefits of this wonderful technology. Our goal is to get rid of an oligopolistic system where a few large tech companies hold a strong majority of the AI industry, and we hope to be significantly closer to this vision in five years.

We plan to charge users monthly subscription fees for access to all models on our platform. This will be done in a similar way to how movie-hosting websites charge subscription fees for users to watch any of the available movies. Additionally, and similar to our business model, these websites pay movie studios to host movies on their platforms. For transactions that occur directly between buyers and sellers (e.g. a seller completes a task as requested from the buyer), there will be a transaction fee of 30%.

Competitors and Industry

The global AI market is estimated to estimated to expand at a CAGR of ~29% and is projected to reach the market size of $2.8T by 2030 (Source: Transparent Market Research).

Our closest competitors are SingularityNet and Algorithmia. We are different from them when it comes to the type of users we are targeting. Both of our competitors are built for technical people, whilst our tool allows non-technical people to use AI tools. Algorithmia recently got acquired by Datarobot, and SingularityNet has raised $36M+ in an ICO offering.

Current Stage and Roadmap

We have a beta version of the marketplace up and running. We have 23 models deployed on the marketplace. Have over 15 companies willing to join our marketplace and over 1,000 registered users on our platform. We hope to make progress on building the protocol (a bunch of if-then statements that specify how distinct AI models can work together) and add more models on the platform.

Our goal is to reach 20,000 users by December 2021, launch in December 2021, and then hopefully start monetizing the product after.

The Team

Officers and Directors

Name: Archil Cheishvili

Archil Cheishvili's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, and Director
  Dates of Service: July 03, 2018 - Present
  Responsibilities: Hiring, fundraising, user acquisition, marketing, operations, legal, etc. Archil Cheishvili is entitled to an annual base salary of $200,000 and $350,000 during 2020 and 2021, respectively. Mr. Cheishvili is also entitled to a cash bonus for 2020 and 2021 of $70,000 and up to $200,000, respectively, and for subsequent years during the employment term in a maximum amount to be determined by the Company's board of directors in its sole discretion, based on the board's evaluation of Mr. Cheishvili's personal performance for the most recently completed fiscal year and the Company's financial performance for the most recently completed fiscal year, with each metric measured and determined by the Board in its sole discretion. The maximum amount of bonus for 2021 will be awarded only if the Company (i) reaches a market valuation of $100,000,000, (ii) adds ten more artificial intelligence supplier partners, (iii) finishes a technology that will easily allow companies to deploy their artificial intelligence tools on the Company's GenesisAI platform, and (iv) adds five more artificial intelligence models on the Company's GenesisAI platform.

Other business experience in the past three years:

- **Employer:** Palatine Analytics
  Title: CEO
  Dates of Service: May 26, 2016 - Present
  Responsibilities: Managing, business development and product development

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Other classes of stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of other classes of stock could be more advantageous to those investors than to the holders of Preferred Stock. In addition, if we need to raise more equity capital from the sale of other classes of stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

GenesisAI Corporation was formed on July 3, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GenesisAI has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few users, and effectively no revenue. If you are investing in this company, it's because you think that GenesisAI is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We have a small team and our future success depends on the ability of the core team to recruit key personnel to face a sustainable scaling effort.
Job market conditions may affect our ability to recruit the talent we need to add new skills and competences in our company. In addition to full-time, GenesisAI has part-time team members who are putting a limited number of hours in GenesisAI. This might hinder our ability to grow fast.

The market size for AI services may be smaller than we have estimated.
The public data regarding the market for AI services may be incomplete. Therefore some of our estimates and judgments are based on various sources which we have not independently verified and which potentially include outdated information, or information that may not be precise or correct, potentially rendering the market size for AI services smaller than we have estimated, which may reduce our potential and ability to increase revenue. Although we have not independently verified the data obtained from these sources, we believe that such data provide the best available information relating to the present market for AI services, and we often use such data for our business and planning purposes.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made

If we fail to maintain proper and effective internal and disclosure controls, our ability to produce accurate financial statements and other disclosures on a timely basis could be impaired.
We may err in the design or operation of our controls. In addition, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. We may in the future discover areas of our internal controls over financial reporting that need improvement. If additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. In addition,

the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources and could lead to substantial additional costs for accounting and legal fees. We may not be able to remediate any future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. If we are not able to conclude that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion that our internal controls over financial reporting are effective investors could lose confidence in the accuracy and completeness of our financial reports, which could harm our stock price, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remediate any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems, could also restrict our future access to the capital markets.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C, and if applicable, Form D, is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registeredunder federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense

The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering.

Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

There is no present public market for these Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management

It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Investing in our Series A-1 Preferred stock involves a high degree of risk.

You should carefully consider each of the following risks, together with all other information set forth in this Offering Circular, including the consolidated financial statements and the related notes, before making a decision to buy our Series A-1 Preferred Stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our Class A Common Stock, if any, could decline, and you may lose all or part of your investment.

Our auditors' report includes a going concern paragraph.

Our financial statements include a going-concern qualification from our auditors, which expresses doubt about our ability to continue as a going concern. We have operated at a loss since inception. Our ability to operate profitably is dependent upon, among other things, obtaining additional financing for our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that take into consideration the uncertainty of our ability to continue operations.

The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an IPO, and you may not be able to sell any shares that you purchase in this Offering.

The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event occurs such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

We are required to indemnify our officers and directors.

Under Delaware law, our charter documents and certain indemnification agreements, we may be obligated to indemnify our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. If we were called upon to indemnify an officer or director, then the portion of our available funds expended for such purpose would reduce the amount otherwise available for our business. This indemnification obligation and the resultant costs associated with indemnification may also discourage us from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and shareholders.

Under certain conditions, we may agree to indemnify customers, investors, underwriters, placement agents and other third parties, which exposes us to substantial potential liability.

Our contracts with customers, investors and other third parties may include indemnification provisions under which we agree to defend and indemnify them against claims and losses arising from alleged infringement, misappropriation, or other violation of intellectual property rights, data protection violations, breaches of representations and warranties, damage to property or persons, or other liabilities arising from our products or solutions. In addition, we may be required to agree to contractual indemnification obligations with any placement agent that we engage in connection with this Offering. Although we attempt to limit our indemnity obligations, an event triggering our indemnity obligations could give rise to multiple claims involving multiple customers or other third parties. We may be liable for up to the full amount of the indemnified claims, which could result in substantial liability or material disruption to our business or could negatively impact our relationships with customers or other third parties, reduce demand for our products and solutions, and adversely affect our business, financial condition, and results of operation.

We may depend on a limited number of software providers for our service to function adequately. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the market

We may depend on a limited number of third-party software providers in order for our software services to function adequately. Most of our agreements with suppliers are not long-term and typically only secure suppliers' software services for at most a one-year term. The termination of our supplier relationships or an adverse change in the terms of these arrangements could have a negative impact on our business. Our suppliers' failure to perform satisfactorily or handle increased orders or the loss of our existing suppliers, especially our key suppliers, could disrupt our services or reduce their functionality, cause us to lose sales, incur additional costs and/or expose us to other issues. In turn, this could cause us to lose credibility in the market and damage our relationships with our users, ultimately leading to a decline in our business and results of operations. If we are not able to renegotiate these contracts on acceptable terms or find suitable alternatives, our business, financial condition or results of operations could be negatively impacted.

We may be unable to generate significant revenues and may never become profitable.

We generated no revenue for the years ended December 31, 2020 and 2019 and do not currently have any recurring sources of revenues, making it difficult to predict when we will be profitable. We expect to incur significant research and development costs for the foreseeable future. We may not be able to successfully market our products and services in the future that will generate significant revenues. In addition, any revenues that we may generate may be insufficient for us to become profitable.

We could be adversely affected if we are unable to renegotiate equity agreements with our employees and advisors. In addition, we may be adversely affected by negotiations if such negotiations are not in line with our business plan and financial condition and we may not be able to pass on our cost increases by means of adjusting the contractual rates we charge users, which may affect our operating results.

Our negotiations regarding equity agreements with our employees and advisors are not always in line with our business plan. Consequently, the results of the negotiations would adversely affect us. Additionally, we might not be able to pass on cost increases due to the renegotiation of equity agreements to the fees we charge our users, and this could have a material adverse effect on our business.

The structure of our Common Stock has the effect of concentrating voting control with our officers and directors, and their affiliates; this will limit or preclude your ability to influence corporate matters.

We are authorized to issue two classes of Common Stock, Class B Common Stock and Class A Common Stock, and six classes of Preferred Stock: Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Series A-6 Preferred stock (the "Series A Preferred Stock"). Class A Common Stock is entitled to one vote per share on proposals requiring or requesting shareholder approval, and Class B Common Stock is entitled to ten votes on any such matter. Each share of Series A Preferred Stock and Class A Common Stock has one vote on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law. In this Offering, we are offering shares of Series A-1 Preferred Stock. Our sole executive officer and director, Mr. Archil Cheishvili, owns 100%, or 27,080,000 shares, of our outstanding Class B Common Stock, which amounts to 270,800,000 votes. Prior to the commencement of this Offering, there are expected to be 17,396,880 shares of Class A Common Stock outstanding representing voting power of 17,396,880, therefore a total number of votes of our Common Stock of [288,196,880] votes. As a result, Mr. Cheishvili controls approximately 93.9% of the voting power before this Offering. Following this offering, Mr. Cheishvili will retain controlling voting power in the Company based on having approximately [92% of all voting rights. This concentrated control will limit or preclude your ability to influence corporate matters including significant business decisions for the foreseeable future and could harm the market value of your preferred Stock. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future and could harm the market value of your preferred Stock.

There is no public market for the Series A-1 Preferred Stock being sold in this Offering.

There is no established public trading market for the Series A-1 Preferred Stock being offered in this Offering, and we do not expect a market to develop. We do not intend to apply for listing of any such Series A-1 Preferred Stock on any securities exchange or other trading market. Without an active market, the liquidity of the Series A-1 Preferred Stock will be limited.

You will experience immediate and substantial dilution as a result of this Offering.
As of December 31, 2020, our net tangible book value was approximately $224,257.00, or approximately $0.01 per share. The price per share of the Series A-1 Preferred Stock being offered in this Offering is substantially higher than the net tangible book value per share of our common stock ss of December 31, 2020. You will therefore likely suffer substantial dilution with respect to the net tangible book value of the stock you purchase in this Offering.

Our potential issuance of bonus shares may result in a discounted offering price being paid by certain investors in this Offering.
Certain investors who satisfy certain criteria may be entitled to bonus shares (effectively a discount) in this Offering. Investors in the first 14 days of this offering will receive bonus shares equal to 20% of their investments. In addition, investors who qualify for Startengine's Owner's Bonus Program will receive 10% bonus shares. These bonus shares may immediately dilute the value of your shares. Therefore, the value of shares of investors who pay the full price in this Offering will be diluted by investments made by investors entitled to these bonus shares.

Future equity financing may dilute the value of your shares.
The amount of additional financing that the Company may need will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

We are authorized to issue "blank check" preferred stock without stockholder approval, which could adversely impact the rights of holders of our common stock.
Our certificate of incorporation authorizes us to issue up to 50,000,000 shares of blank check preferred stock. Of these, we have authorized 13,504,110 shares of Series A Preferred Stock and expect to issue up to all of these shares in this offering or in private placements conducted shortly afterwards. Any preferred stock that we issue in the future may also rank ahead of our Series A-1 Preferred Stock in terms of dividend priority or liquidation premiums, may have greater voting rights than our Series A-1 Preferred Stock, or have similar or greater conversion rights and other rights that the

Series A-1 Preferred Stock does not have. Our current and potential future preferred stock's conversion provisions allowing those shares to be converted into shares of common stock could be preferential to Series A-1 Preferred Stock's conversion provisions and dilute the value of current stockholders and could adversely affect the market price, if any, of our stock. In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. There can be no assurance that we will not issue such preferred stock in the future.

The Offering is a fixed price offering and the fixed offering price may not accurately represent our current value or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

The Offering is a fixed price offering, which means that the offering price for our shares of Series A-1 Preferred Stock fixed and will not vary based on the underlying value of our assets at any time. Our board of directors has determined the offering price in its sole discretion without the input of an investment bank or other third party. The fixed offering price for our shares has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our shares of Series A-1 Preferred Stock may not be supported by the current value of our company or our assets at any particular time.

We may use the proceeds of this Offering in ways with which you may not agree.

While we currently intend to use the proceeds of this Offering for the purposes described in "Use of Proceeds", we have considerable discretion in the application of the proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner agreeable to you. You must rely on our judgment regarding the application of these proceeds. The proceeds may be used for corporate purposes that do not immediately improve our profitability or increase our stock price.

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our Series A-1 Preferred Stock. Accordingly, investors must be prepared to rely on sales of their Series A-1 Preferred Stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our Series A-1 Preferred Stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Short sellers of our stock may be manipulative and may drive down the market price of our stock.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of buying identical securities at a later date to return to the lender. A short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is therefore in the short seller's interest for the price of the stock to decline, some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, its business prospects and similar matters calculated to or which may create negative market momentum, which may permit them to obtain profits for themselves as a result of selling the stock short. Issuers whose securities have historically had limited trading volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks. Efforts by such short seller or by other short sellers, whether or not they identify themselves as such, may cause precipitating decline in the market price of our common stock, and no assurances can be made that any such effect would be temporary or insignificant.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain and retain a listing or quotation of our stock and if the price of our stock is less than $5.00, our stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser's written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Stock, and therefore stockholders may have difficulty selling their shares.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our stock could be negatively affected.

Any trading market for our stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage or us, the market price and market trading volume of our stock could be negatively affected

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Archil Cheishvili	27,080,000	Class B Common Stock	60.88

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, Series A-6 Preferred Stock, SAFE 08/29/2018, SAFE 08/29/2018, SAFE 09/28/2018, SAFE 09/20/2019, SAFE 03/22/2020, SAFE 10/08/2019, SAFE 08/03/2018, SAFE 10/01/2019, and SAFE 09/01/2019. As part of the Regulation Crowdfunding raise, the Company will be offering up to 700,248 of Series A-1 Preferred Stock.

Class A Common Stock

The amount of security authorized is 195,000,000 with a total of 17,396,880 outstanding.

Voting Rights

Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 32,000,000 with a total of 27,080,000 outstanding.

Voting Rights

Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

Material Rights

There are no material rights associated with Class B Common Stock.

Series A-1 Preferred Stock

The amount of security authorized is 704,179 with a total of 0 outstanding.

Voting Rights

Each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Preference

Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of a series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of such series of Series A Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Series A Preferred Stock been converted into Common Stock pursuant to Section 8 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Company, the funds and assets available for distribution to the stockholders of the Company shall be insufficient to pay the holders of a series of Series A Preferred Stock the full amount to which they are entitled under this Section 5(a), the holders of shares of such series of Series A Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of such series of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Series A-2 Preferred Stock

The amount of security authorized is 3,688,700 with a total of 0 outstanding.

Voting Rights

Each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Preference

Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of a series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of such series of Series A Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Series A Preferred Stock been converted into Common Stock pursuant to Section 8 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Company, the funds and assets available for distribution to the stockholders of the Company shall be insufficient to pay the holders of a series of Series A Preferred Stock the full amount to which they are entitled under this Section 5(a), the holders of shares of such series of Series A Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of such series of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Series A-3 Preferred Stock

The amount of security authorized is 658,800 with a total of 0 outstanding.

Voting Rights

Each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Preference

Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of a series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of such series of Series A Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Series A Preferred Stock been converted into Common Stock pursuant to Section 8 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Company, the funds and assets available for distribution to the stockholders of the Company shall be insufficient to pay the holders of a series of Series A Preferred Stock the full amount to which they are entitled under this Section 5(a), the holders of shares of such series of Series A Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of such series of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Series A-4 Preferred Stock

The amount of security authorized is 204,280 with a total of 0 outstanding.

Voting Rights

Each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Preference

Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of a series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of such series of Series A Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Series A Preferred Stock been converted into Common Stock pursuant to Section 8 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Company, the funds and assets available for distribution to the stockholders of the Company shall be insufficient to pay the holders of a series of Series A Preferred Stock the full amount to which they are entitled under this Section 5(a), the holders of shares of such series of Series A Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of such series of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Series A-5 Preferred Stock

The amount of security authorized is 340,000 with a total of 0 outstanding.

Voting Rights

Each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

There are no material rights associated with Series A-5 Preferred Stock.

Series A-6 Preferred Stock

The amount of security authorized is 8,000,000 with a total of 0 outstanding.

Voting Rights

Each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Preference

Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of a series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of such series of Series A Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Series A Preferred Stock been converted into Common Stock pursuant to Section 8 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Company, the funds and assets available for distribution to the stockholders of the Company shall be insufficient to pay the holders of a series of Series A Preferred Stock the full amount to which they are entitled under this Section 5(a), the holders of shares of such series of Series A Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of such series of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

SAFE 08/29/2018

The security will convert into Preferred stock and the terms of the SAFE 08/29/2018 are outlined below:

Amount outstanding: $2,625.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $3,500,000.00
Conversion Trigger: If there is a Qualified Equity Financing (defined as more than 500,000 worth of preferred shares being purchased at a fixed pre-money valuation) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of t he Standard Preferred Stock, if the pre - money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre - money valuation is greater than the Valuatio n Cap

Material Rights

There are no material rights associated with SAFE 08/29/2018.

SAFE 08/29/2018

The security will convert into Preferred stock and the terms of the SAFE 08/29/2018 are outlined below:

Amount outstanding: $5,250.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $3,500,000.00
Conversion Trigger: If there is a Qualified Equity Financing (defined as more than 500,000 worth of preferred shares being purchased at a fixed pre-money valuation) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of t he Standard Preferred Stock, if the pre - money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre - money valuation is greater than the Valuatio n Cap

Material Rights

There are no material rights associated with SAFE 08/29/2018.

SAFE 09/28/2018

The security will convert into Preferred stock and the terms of the SAFE 09/28/2018 are outlined below:

Amount outstanding: $35,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: None
Conversion Trigger: if there is a Qualified equity financing (defined as more than 500,000 worth of preferred shares being purchased at a fixed pre-money valuation)

Material Rights

There are no material rights associated with SAFE 09/28/2018.

SAFE 09/20/2019

The security will convert into Preferred stock and the terms of the SAFE 09/20/2019 are outlined below:

Amount outstanding: $30,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $7,000,000.00
Conversion Trigger: if there is a qualified equity financing defined as more than 1M worth of preferred shares being purchased at a fixed pre-money valuation)

Material Rights

There are no material rights associated with SAFE 09/20/2019.

SAFE 03/22/2020

The security will convert into Preferred stock and the terms of the SAFE 03/22/2020 are outlined below:

Amount outstanding: $625,390.00
Interest Rate: %
Discount Rate: 100.0%
Valuation Cap: $7,500,000.00
Conversion Trigger: if there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by t he Conversion Price

Material Rights

There are no material rights associated with SAFE 03/22/2020.

SAFE 10/08/2019

The security will convert into Preferred stock and the terms of the SAFE 10/08/2019 are outlined below:

Amount outstanding: $10,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $7,000,000.00
Conversion Trigger: if there is a qualifed equity financing defined as more than 1M worth of preferred shares being purchased at a fixed pre-money valuation

Material Rights

There are no material rights associated with SAFE 10/08/2019.

SAFE 08/03/2018

The security will convert into Preferred stock and the terms of the SAFE 08/03/2018 are outlined below:

Amount outstanding: $50,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $250,000.00
Conversion Trigger: if there is a qualified equity financing defined as more than 300k worth of preferred shares being purchased at a fixed pre-money valuation

Material Rights

There are no material rights associated with SAFE 08/03/2018.

SAFE 10/01/2019

The security will convert into Preferred stock and the terms of the SAFE 10/01/2019 are outlined below:

Amount outstanding: $25,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $7,000,000.00
Conversion Trigger: if there is a qualified equity financing defined as more than 1.2m worth of preferred shares being purchased at a fixed pre-money valuation

Material Rights

There are no material rights associated with SAFE 10/01/2019.

SAFE 09/01/2019

The security will convert into Preferred stock and the terms of the SAFE 09/01/2019 are outlined below:

Amount outstanding: $50,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $7,000,000.00
Conversion Trigger: if there is a qualified equity financing defined as more than $2m worth of preferred shares being purchased at a fixed pre-money valuation

Material Rights

There are no material rights associated with SAFE 09/01/2019.

What it means to be a minority holder

Investors in the Company will have only a minority of voting rights in corporate matters requiring shareholder approval, including the election of directors, major changes to our company governance documents, expanding employee option pools, or actions including mergers, consolidation, asset sales and other major actions requiring stockholder approval. Our majority shareholder and sole executive officer and director, Mr. Archil Cheishvili, makes all major decisions regarding the Company. As a minority shareholder and a signatory to any potential proxy agreements for voting, you will not have a say in these decisions.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $40,000.00
  Number of Securities Sold: 263,280
  Use of proceeds: Technology, business development, operations & general.
  Date: March 10, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 346,950
  Use of proceeds: Technology, business development, operations & general.
  Date: May 10, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Technology, business development, operations & general.
  Date: September 01, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $10,000.00
  Use of proceeds: Technology, business development, operations & general
  Date: October 08, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Technology, business development, operations & general.
  Date: October 01, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $30,000.00

Use of proceeds: Technology, business development, operations & general.
Date: September 20, 2019
Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
Final amount sold: $625,390.00
Use of proceeds: Technology, business development, operations & general.
Date: March 22, 2020
Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $1,199,984.00
Number of Securities Sold: 385,846
Use of proceeds: Payroll, marketing, and operating expenses.
Date: March 23, 2021
Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $114,091.00
Number of Securities Sold: 36,686
Use of proceeds: Payroll, marketing, and operating expenses.
Date: March 23, 2021
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $2,573,950.00
Number of Securities Sold: 232,726
Use of proceeds: Product development, business development, and general.
Date: July 17, 2021
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019:

Revenue, Cost of Sales, Gross Profit

Since GenesisAI was pre-revenue during 2019 and 2020, revenue, cost of sales, and gross profit was $0 for both years.

Expenses

Total operating expenses increased from $183,454 in 2019 to $724,839 in 2020.

The Company's expenses consisted of marketing & advertising, contractor payments, payroll, accounting & legal fees, software & services, business travel and related expenses, professional associations/business education expenses, supplies, and bank fees.

The major increases in expenses were due to marketing and advertising spend ($326,787), contractor payments ($57,220), payroll ($51,401), and accounting & legal fees ($54,085) due to increased activity in business development, product development, and an increase in operational complexity.

Historical results and cash flows:

GenesisAI Corporation is currently in the research and development stage and is pre-revenue. Investors should expect that the company will start generating revenue at some point in the future (most likely in early 2023), but this is not guaranteed. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of our plans to grow the business. Past cash was primarily generated through investments. Our goal is to increase the number of registered users we have by at least 5x in the next 12 months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

$2,042,880.95 is available as of September 27, 2021. Furthermore, the Company has an outstanding balance in the amount of $67,000 from a shareholder.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Yes, funds for this campaign will be critical. We have around $2M cash on hand. We do not have other major capital resources available.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, funds from this campaign is necessary for the viability of the company. Our maximum funding goal is approximately $1.4M through this Reg CF offering on StartEngine. In case of GenesisAI raising the maximum amount out of the total amount that we might have at the end of the offering. we estimate that around 45% of our funds will come from this crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We anticipate operating for approximately 20 months if we raise the minimum funding goal. This is based on a current monthly burn of ~$100,000 a month related to salaries, operations, product development, and so on.

How long will you be able to operate the company if you raise your maximum funding goal?

We anticipate operating for approximately 33 months, if we raise the maximum funding goal. This is based on a current monthly burn of ~$100,000 a month related to salaries, operations, product development, and so on.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

$67,000 due from shareholder will be available. We might decide to raise money privately, using another Reg CF, or Reg A+ offering.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Archil Cheishvilli
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Overpayment

Material Terms: The Company made an overpayment to its CEO Archil Cheishvili of $67,000 in 2020, and both parties did not have knowledge of such overpayment until on or around April 2, 2021, the date of the promissory note, and wished to rectify such overpayment in accordance with the terms of the promissory note in which Archil will return $67,000 with an annual interest rate of 2%.

- **Name of Entity:** Palatine Analytics Corporation
  Names of 20% owners: Archil Cheishvilli
  Relationship to Company: GenesisAI director is 20%+ owner in Palatine Analytics as well
  Nature / amount of interest in the transaction: Accounts receivable
  Material Terms: As of December 31, 2020 and 2019, the Company had accounts receivable of $0 and $15,500, respectively. Accounts receivables as of December 31, 2019 consisted of overpaid payroll. The Company hired Palatine Analytics Corporation, of which is run by one of the founders of GenesisAI, for CEO services through November 2019. The CEO services agreement commenced on May 31, 2018 for $80,000 per year, for which a monthly accrual is booked for the contract liability less payments made during the year, and is valid for 1 year. As of December 31, 2019, the Company had overpaid Palatine Analytics Corporation by $15,500, and the amount was reimbursed during the year ended December 31, 2020.

- **Name of Entity:** Davit Cheishvili
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Since May 24, 2021, Mr. Cheishvili's brother has worked for the Company as a contractor and receives approximately $2,300 per month for his services.
  Material Terms: In addition, he is eligible for a bonus of up to 15% of base salary every six months

Valuation

Pre-Money Valuation: $88,953,760.00

Valuation Details:

Our last funding round had a valuation of approximately 47 million. Taking into account the progress that has been made in terms of business and product development and additional capital injection, we believe the current valuation which is ~$89 million is appropriate. We increased the number of registered users we have (added ~800 users) since the launch of our previous offering in April 2021 and increased the number of AI tools on our platform (from ~5 to 23) since the launch of the previous offering.

We use the comparables method to value our company - looking at what is the valuation of similar companies in a similar industry with similar traction. Based on this, we think that the $89M valuation is reasonable. Our closest competitor SingularityNet's AGI token has a market valuation of over $300M as of September 29, 2021, according to Coinmarketcap (https://coinmarketcap.com/currencies/singularitynet/). Even though there is no direct relationship between the value of the company and the market cap of its tokens, there is a substantial correlation. SingularityNet's product has 52 AI tools whilst GenesisAI's has 23 tools.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock. The company has outstanding options or warrants, or shares reserved for issuance under a stock plan totalling 1,371,140, and 15M shares reserved under the stock incentive plan that are not included in the fully diluted calculation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $833,265 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Marketing for the reg cf and potentially for reg a+ and for user acquisition.

- *Company Employment*
  60.0%
  Product and business development, and operations.

- *Operations*
  6.5%
  Legal, accounting, and other expenses.

If we raise the over allotment amount of $1,400,496.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%

Marketing for the reg cf campaigns and potentially for reg a+ in addition to for user acquisition. If we raise our maximum amount of $1.4M compared to raising the minimum goal of $10K, we will be able to expand the team more, spend more on marketing, and expand our operations.

- *Company Employment*
  60.0%
  Product and business development, and operations. If we raise our maximum amount of $1.4M compared to raising the minimum goal of $10K, we will be able to expand the team more, spend more on marketing, and expand our operations.

- *Operations*
  6.5%
  Legal, accounting, and other expenses. If we raise our maximum amount of $1.4M compared to raising the minimum goal of $10K, we will be able to expand the team more, spend more on marketing, and expand our operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.genesisai.io/ (https://www.genesisai.io/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/genesisai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GenesisAI Corporation

[See attached]

GenesisAI Corporation

(a Delaware corporation)

Audited Financial Statements

Years Ending December 31, 2020 and 2019

Financial Statements

GenesisAI Corporation

Table of Contents


REPORT OF INDEPENDENT AUDITOR


To the Board of Directors and Stockholders
GenesisAI Corporation

Opinion

We have audited the accompanying financial statements of GenesisAI Corporation (the Company) which comprise the balance sheets as of December 31, 2020, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Company as of December 31, 2019, were audited by other auditors whose report dated May 20, 2020, expressed an unqualified opinion on those statements.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the entity has suffered a loss from operations, has a working capital deficit, has used cash in operations, and has stated that substantial doubt exists about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Heaton & Company, PLLC

Heaton & Company, PLLC
Farmington, Utah
April 30, 2021

GENESISAI CORPORATION

Financial Statements For

the Fiscal Years Ended

December 31, 2020 and December 31, 2019

Balance Sheets

	Dec 31, 2020	Dec 31, 2019
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 178,279	$ 29,694
Due from shareholders	67,000	-
Accounts receivable	-	15,500
Total Current Assets	245,279	45,194
Total Assets	$ 245,279	$ 45,194
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ -	$ 5,000
Payroll tax payables	190	2,564
PPP Loan	20,832	-
Total Liabilities	21,022	7,564
Stockholders' equity:		
Common stock (4,131,954 and 4,010,230 shares issued and outstanding @ $0.0001 as of 12/31/2020 and 12/31/2019, respectively)	413	401
Stockholder subscription	(340)	(340)
Additional paid-in capital	351,003	64,939
SAFE - Additional paid-in capital	843,265	217,875
Accumulated deficit	(970,084)	(245,245)
Total stockholders' equity	224,257	37,630
Total liabilities and stockholders' equity	245,279	45,194

See independent accountant's audit report and notes to the financial statements.

GENESISAI CORPORATION

Financial Statements For

the Fiscal Years Ended

December 31, 2020 and December 31, 2019

Income Statement

	2020	2019
Revenue	$ -	$ -
Expenses:		
Marketing & advertising	326,787	
Contractors	57,220	-
Payroll, incl. all payroll taxes	195,351	143,950
Accounting & legal fees	62,445	8,360
Software & services	23,975	882
Business travel expenses	38,338	8,745
Business meals	6,188	2,839
Business entertainment	-	2,000
Local/ ground business related transportation costs	6,700	4,000
Professional associations/ business education	5,177	182
Supplies	-	3,074
Bank fees	759	395
Other	1,899	9,027
Total Operating expenses	**724,839**	**183,454**
Total Operating Loss	**$ (724,839)**	**$ (183,454)**
Tax provision		
Net income (loss)	**$ (724,839)**	**$ (183,454)**
BASIC AND DILUTED LOSS PER SHARE	$ (0.18)	$ (0.05)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING , BASIC AND DILUTED	4,071,025	3,807,349

See independent accountant's audit report and notes to the financial statements.

GENESISAI CORPORATION

Financial Statements For

the Fiscal Years Ended

December 31, 2020 and December 31, 2019

Statements of Stockholders' Equity

| | Common Stock | | Additional Paid- | | Shareholder | Accumulated | Total |
	Shares	At Par	In Capital	SAFE-APIC	Subscription	Deficit	Stockholders' Equity
Balance as of December 31,2018	3,400,000	$ 340	$ —	$ 102,875	$ (340)	$ (61,790)	$ 41,085
Issuance of common stock	610,230	61	64,939				65,000
SAFE issuance				115,000			115,000
Net Income (Loss)						(183,454)	(183,454)
Balance as of December 31,2019	4,010,230	$ 401	$ 64,939	$ 217,875	$ (340)	$ (245,245)	$ 37,630
Issuance of common stock	121,724	12	286,064				286,076
SAFE issuance				625,390			625,390
Net Income (Loss)						(724,839)	(724,839)
Balance as of December 31,2020	4,131,954	$ 413	$ 351,015	$ 843,265	$ (340)	$ (970,084)	$ 224,257

See independent accountant's audit report and notes to the financial statements.

GENESISAI CORPORATION

Financial Statements For

the Fiscal Years Ended

December 31, 2020 and December 31, 2019

Statements of Cash Flows

	2020	2019
Cash flows from operations		
Net loss	$ (724,839)	$ (183,454)
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase)/Decrease in Accounts Receivable	15,500	(15,500)
Increase/Decrease in Shareholder Loans	(67,000)	-
Increase/(Decrease) in Accounts Payable	(5,000)	(24,417)
Increase/(Decrease) in tax payable	(2,373)	2,564
Net cash provided by Operating Activities	$ (726,266)	(220,807)
Cash flows from financing activities		
Proceeds from the issuance of SAFEs	625,390	115,000
Proceeds from the issuance of Common Stock	286,076	65,000
Proceeds from financing activities	20,832	-
Net cash provided from financing activities	932,298	180,000
Net increase (decrease) in cash and cash equivalents	148,585	(40,807)
Beginning of year - Cash	29,694	70,501
End of year - Cash	$ 178,279	$ 29,694

SUPPLEMENTAL DISCLOSURES:

Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See independent accountant's audit report and notes to the financial statements.

GENESISAI CORPORATION

Financial Statements For

the Fiscal Years Ended

December 31, 2020 and December 31, 2019

NOTES TO FINANCIAL STATEMENTS

NOTE 1- NATURE OF OPERATIONS

GenesisAI Corporation ("GenesisAI", the "Company", or "we") was formed as a Delaware corporation on July 3, 2018. The Company's headquarters are in Massachusetts.

The Company develops and markets an online marketplace for artificial intelligence solutions and products.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company has a limited operating history. Its business and operations are subject to customary risks and uncertainties associated with dependence on key personnel, competition or change in consumer taste, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of services provided in exchange for issuance of stock and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available . Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace. Level

3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFE notes (see Note 6). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a *very* short time, and market circumstances have not changed materially since the instruments were originated.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has generated a net loss for the years ending December 31, 2019 and December 31, 2020 and has recorded no current income tax provision.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred

Loss per Share

The Company calculates earnings (loss) per share in accordance with ASC 260, "Earnings Per Share." Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share gives effect to dilutive convertible securities, options, warrants and other potential common stock outstanding during the period; only in periods in which such effect is dilutive.

NOTE 3-CASH

Substantially all of the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balance was $29,694 and $178,279 as of December 31, 2019 and December 31, 2020, respectively.

NOTE 4 - ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019, the Company had accounts receivable of $0 and $15,500, respectively. Accounts receivables as of December 31, 2019 consisted of overpaid payroll. The Company hired Palatine Analytics Corporation, of which is run by one of the founders of GenesisAI, for CEO services through November 2019. The CEO services agreement commenced on May 31, 2018 for $80,000 per year, for which a monthly accrual is booked for the contract liability less payments made during the year, and is valid for 1 year. As of December 31, 2019, the Company had overpaid Palatine Analytics Corporation by $15,500 and the amount was reimbursed during the year ended December 31, 2020.

NOTE 5 - ACCOUNTS PAYABLE

Accrued liabilities as of December 31, 2019 consisted of outstanding payroll due to contractors for $5,000 and payroll tax payables of $2,564. The outstanding liabilities as of December 31, 2020 consisted of payroll tax liabilities in the amount of $191.

NOTE 6 - STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2019 and December 31, 2020 respectively, 4,010,230 and 4,131,954 shares of Common Stock were issued and outstanding.

In 2019, the Company sold 610,230 shares of common stock for cash proceeds of $65,000.

In 2020, the Company sold 121,724 share of common stock for cash proceeds of $286,076.

Stock Options

The Corporation adopted the 2018 Stock Incentive Plan (the "Plan"), pursuant to which the Corporation may grant incentive stock options, non-statutory stock options, and other stock awards for the purchase of an aggregate of 1,000,000 shares of Common Stock.

On December 1, 2020, the Company granted 13,830 stock options under this plan to a consultant. The stock options had an exercise price of $3.11 and will expire after 10 years. The stock options vest over a four year period with 25% vesting and becoming exercisable on the one year anniversary of the grant date and the remaining stock options vesting at a rate of 1/36 on a monthly basis over the remaining three years.

Stock option transactions are as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Term
SAFEs - Outstanding at January 1, 2019	-	$ -	-
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31,2019	-	$ -	-
Granted	13,830	$ 3.11	10 yrs
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2020	13,830	$ 3.11	10 yrs

Additional Paid-In Capital

Since inception, the Company has raised $843,265 in exchange for several Simple Agreements for Future Equity (collectively, the "SAFEs"). Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"). If there is a Qualified Equity Financing (defined as more than $500,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

The Crowdfunding Offering began in early 2020 and successfully met its initial minimum raise, totaling

$625,390 in funds raised. The Company has raised cash in exchange for Simple Agreements for Future Equity ("SAFE"). Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), the SAFE will convert into a number of shares of Safe Preferred Stock equal to $625,390. If there is an Equity Financing (defined as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $7,500,000). The Crowdfunded Offering was made through WeFunder Portal LLC (the "Intermediary" aka "WeFunder"). The Intermediary is entitled to receive a 7.5% commission fee.

An amount of $15,250 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $50,000 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $250,000 }.

In 2019, the Company raised an additional $66,000 cash in exchange for several Simple Agreements for Future Equity (collectively, the "2019 SAFEs") that were worth $115,000; $49,000 of the SAFEs were issued in exchange for advisory services instead of cash. Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), an amount of $115,000 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $115,000. If there is a Qualified Equity Financing (defined as $1,000,000 for $40,000 of the 2019 SAFEs; $1,200,000 for $25,000 of the 2019 SAFEs, $2,000,000 for $50,000 of the 2019 SAFEs worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either : (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $7,000,000).

NOTE 7 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2018 and incurred a loss for the period from Inception through December 31, 2020. Since Inception, the Company has relied on securing shareholder investments and contributions from the founders. As of December 31, 2020, the Company had limited working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with additional funding and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – DUE FROM SHAREHOLDER

The Company made an overpayment to its CEO Archil Cheishvili of $67,000 in 2020, and both parties did not have knowledge of such overpayment until on or around April 2, 2021, the date of the promissory note, and wished to rectify such overpayment in accordance with the terms of the promissory note in which Archil will return $67,000 with an annual interest rate of 2%

NOTE 9 – PPP LOAN

On May 21, 2020, the Company received a Paycheck Protection Program loan of $20,832 bearing interest of 1%. Principal and interest must be repaid on a monthly basis for the 2-year term of the loan. On April 26th, 2021, the full amount of loan was forgiven.

NOTE 10 - INCOME TAXES

The Company follows the provisions of ASC 740, "Income Taxes." This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. As a result of the implementation of this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by ASC 740.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred tax assets and the valuation account are as follows:

	2020	2019
Deferred tax assets:		
NOL carryover	$ 203,718	$ 51,501
Valuation allowance	(203,718)	(51,501)
Net deferred tax asset	$ -	$ -

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 21% to pretax income from continuing operations for the years ended December 31, 2020 and 2019.

The components of income tax expense are as follows:

	2020	2019
Book loss	$ (152,217)	$ (38,525)
Change in NOL valuation allowance	152,217	38,525
	$ -	$ -

The Company currently has no issues creating timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty of the utilization of net operating loss carry forwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. A provision for income taxes has not been made due to net operating loss carry-forwards of $970,084 and $245,245 as of December 31, 2020 and 2019, respectively, which may be offset against future taxable income. No tax benefit has been reported in the financial statements.

The Company did not have any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes. As of December 31, 2020, and 2019, the Company had no accrued interest or penalties related to uncertain tax positions.

All tax years since inception remain subject to examination by major taxing jurisdictions.

NOTE 11 - SUBSEQUENT EVENTS

Completed Crowdfunded Offering

Subsequent to December 31, 2020, the Company has raised an additional $936,414 through Reg CF and Reg D equity crowdfunding campaign. The offering was finalized on March 23rd, 2021. On April 7th, the Company launched another Reg CF campaign on Netcapital and as of April, 2021 has raised approximately $500,000 at a fixed pre-money valuation of $49 million.

Management's Evaluation

Management has evaluated subsequent events through April 30, 2021, the date these financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements, other than those disclosed above.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GenesisAI

The Global AI Marketplace

GenesisAI

Website · Miami, FL · TECHNOLOGY

Our mission is to build Artificial General Intelligence. We believe we have the most practical approach of doing it: creating a platform that will connect 1000s of expert AI tools together. Our web-platform allows companies to easily deploy their AI tools whilst giving everyone a chance to access high quality AI products. Founded by Harvard alumni, backed by MIT professors, and funded by two renowned Venture Capital firms, GenesisAI is the future of AI!

$0.00 raised

0 Investors	$89M Valuation
$2.00 Price per Share	$500.00 Min. Investment
	Equity Offering Type
$1.4M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Terms | Updates | Comments | Follow

Reasons to Invest

The future is AI

- AI is projected to contribute up-to $15 Trillion to the world economy.

Incredible growth

- 19x growth of monthly new user registrations on our platform on average.

Elite team

- Founded by Harvard alumni. Backed by MIT and Harvard professors. Funded by two distinguished VCs.

Most valuable tech

- Achieving our vision would make GenesisAI the single most valuable technology that mankind has ever seen.

"WHEN AI TOOLS COMMUNICATE, ANYTHING IS POSSIBLE."

THE PROBLEM

The major obstacle for AI innovation: Narrow scoped AIs

AI is transforming the world; however, major obstacles inhibit AI development. Currently, the scope of individual AI models is very narrow because they can only perform tasks they are specifically designed for. For example, an AI model trained on beating a world chess champion will have a hard time beating a 6-year-old in poker.

AI models are not adaptable

Chess playing AI needs to



start basically from scratch to
go from playing chess to
playing poker.

The limiting impact of AI



Slow AI development stands
between AI & its expected
$15T contribution to global
economy

*Source

THE SOLUTION

Laying the foundation of Artificial General Intelligence

GenesisAI's web-platform enables AIs to work synergistically, combining their narrow specialties into a 'global brain' with broad capabilities. We aim to do this by bringing together 1000s of expert AI tools onto a single platform.

The most practical approach to building AGI:

GenesisAI marketplace
We believe that creating a platform that will connect 1000s of expert AI tools with each other is the most practical approach for AGI development.

With the GenesisAI marketplace, we are gathering numerous expert AI tools and interconnecting them. We envision that, as a whole, this AI ecosystem will be able to do pretty much anything. By definition, this is **Artificial General Intelligence: tech that can do a variety of tasks in a similar fashion to humans.**

Complex interactions giving birth to new tools



Each of the models improves with the help of the other. Our research shows that we can increase the quality of each model by allowing them to communicate – by exchanging data, trading services and learning from each other.

The mother of all models is being born

Our goal is to eventually create a meta model that will delegate tasks based on each AI's expertise so that the ecosystem is able to do a variety of tasks.

THE MARKET

AI brings colossal opportunities

"Whoever becomes the leader in the Artificial Intelligence sphere will become the ruler of the world."

- Vladimir Putin

The AI sector is going


$15.7



to contribute **$15.7 trillion** to the world economy by 2030.





ACCORDING TO A PCW REPORT

AI is growing rapidly and its market size is projected to reach **$2.8 trillion** by 2030.

*Source

**Source

Where we are?

19X — 19× growth in the number of new monthly user registrations on the platform.

10 — Beta model up and running with over 10 expert AI models deployed.

$5M — ~$5M raised from ~4,400 investors, funded by 2 renowned VCs.

WHAT WE DO

Gather expert AI tools

We are attempting to build AGI by aiming to gather and interconnect 1000s of expert AI tools on our web-platform.



Crowdsource expert AI tools

Companies deploy their AI tools on our platform which helps them monetize their technology. We have over 15 agreements with AI suppliers.

They bring technology. We bring users.



Over 20 expert AI tools deployed

Currently, all of our AI tools are for retail investors: regular people who are interested in using AI for investing and trading purposes. Our tools analyze text, speech, and other complex and unstructured data to provide unparallel insights about markets.





Allow AI models to grow synergistically

We are connecting many different AI services to leverage their data and capabilities and to eventually synergize them into one Artificial General Intelligence. To achieve this, the GenesisAI platform has been designed to enable the interaction of multiple expert AI tools that can easily be plugged in with each other.

BUSINESS MODEL

Subscription based AI platform



We are going to charge users monthly subscription fees for access to all models on our platform. This will be done in a similar way to how movie-hosting websites charge subscription fees for users to watch any of the available movies.

Additionally, and similar to our business model, these websites pay movie studios to host movies on their platforms.

For transactions that occur directly between buyers and sellers (e.g. a seller completes a task as requested from the buyer) there will be a transaction fee of 30%.

We have a beta version of the marketplace up and running. We have 23 models deployed on the marketplace and have over 15 companies willing to join as well as over 1,000 registered users on our platform.

As we are in beta stage, our goal is to become the Google of all things AI. When people want AI tools, we want GenesisAI to be the go-to place.

HOW WE ARE DIFFERENT

We believe we are one of the few companies that has a practical approach towards building AGI

Many companies working on creating AGI are trying to build a super-computer that will be extremely similar to humans. We believe this approach is very unrealistic, and very unlikely to work. We have a better and more practical approach towards building AGI: gathering and interconnecting



We have higher quality AIs

Allowing different AIs to learn from each other, exchange data, and provide services, increases the quality of AIs





We believe anyone can benefit from our tech!

GenesisAI is built for everyone! Most of the competitors' tools have been built exclusively for software engineers. We found that most people want to use AI models, but they do not want to learn the computer science behind it.



THE VISION ───────

Our Goal is to Lay the Foundation for the Creation of AGI

GenesisAI's vision is to connect as many different AIs as possible together to form Artificial General Intelligence. We expect creating such a platform will unlock trillions of dollars in value and will initiate the solving of many of humanity's problems.

Our ideology is to provide AGI for the people, by the people. We want to disrupt the current system, in which only a handful of companies control a large majority of AI power.



OUR TEAM ───────

Team GenesisAI

Founded by Harvard alumni and backed by prominent MIT and Harvard professors. We have world renowned experts and PhDs in our core and advisory team. We are also backed by two elite VCs.





Archil Cheishvili

CEO, President, and Director

- Economics, Harvard University
- Former CEO of AI startup Palatine Analytics
- Previously did investing and trading at the largest hedge fund in the world: Bridgewater Associates
- Recipient of multiple awards. Recognized by New York Post, FOX, and Insider

Mena Gadalla

Chief Scientist

- PhD in Applied physics from Harvard
- Masters in Computation Sciences from Harvard
- Published multiple scientific papers
- Raised over $1M in research grants

ADVISORS

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>"What We Do" Section Video: GenesisAI The Global AI Network</u>

Speaker 1:
Artificial intelligence is growing rapidly. This revolutionary technology is becoming a part of every aspect of the internet and the global economy, from investing and trading to social media. Now, large companies are investing tens of billions of dollars into AI, but issues plaguing the AI industry are plentiful. For years, AI tools have been developed and operated in silos created within a single company or for a single purpose without any means of exchanging data with each other or learning from other developers. This has made it impossible to create synergistic AI applications. Furthermore, developers have had no way to monetize the technology that they have developed.

Speaker 1:
Introducing GenesisAI. With the GenesisAI protocol, we envision a completely different world. The GenesisAI protocol allows anybody to upload an AI service to the GenesisAI network and be compensated fairly. Under this system, AI becomes a globally accessible resource. Anyone can utilize its technological benefits or become an agent in its development. GenesisAI's existing AI applications help investors and traders to find investment opportunities and save time doing investment research. GenesisAI maximizes the functionality and accuracy rate of AI models through cross provider transfer learning, enabling multiple AI applications to exchange data and trade services. GenesisAI enables millions of people to use AI models without knowing any computer science. GenesisAI.

<u>"What We Do" Section Video: GenesisAI Platform Demo</u>

Speaker 1:
GenesisAI is a network of AI powered tools for the retail investors, people who are interested in investing and trading. So to go through and show our tools, we'll start from exposure analyzer. Here we can type the name of an event. For example, we can type Brexit, and our tool will provide the list of assets that are most affected by Brexit. And here we have some usual suspects like a European big airplane company, German bank, and so on. This is where it's useful to have a good understanding of how to get exposure to different macro events. Or we can move to summarizer tool, where we can type name of a stock, for example, Alphabet, and our tool will allow you to get an understanding of what were reasons behind some of the big price increases and decreases.

Speaker 1:
So, one of my favorite tools is tech summarizer. Here, we can copy paste, for example, use an article, for example, here he talks about OPEC members, reducing, reaching a deal to the outputs. We can copy paste here, and our summarizer tool will summarize this news article. This allows people to save time. And as we see summary is pretty accurate here. And when you are sure, one sentence summary, it says a Saudi Arabia, UAE, and so on reached a provisional deal, and they are helding meeting sometimes later this week. Or, if the article we are reading is,

let's say, in a different language, or let's say we are reading equity earnings announcements in a different language, we can use translation. Or if our first language isn't English, we can use translation tool to translate everything from English to let's say in Russian.

Speaker 1:
To talk about another favorite tool, for example, we can talk about any or our goal here is to allow people to quickly scan some of the major entireties that are part of the news article or any type of document we are interested in. For example, here, our tools characterizes correctly names of organizations. Also, it mentions some of the numbers or dates and so on. This is super important to be able to quickly scan through the document. Or if you would like, if we don't have time to read the whole document, we can just copy paste and use an article or any other useful text information we have, and then ask a question here. For example, here, I can ask question, like, "What happened during the OPEC meeting," and then our software will give an answer, agreeing to leave the amount of oils that the country can eventually pop.

Speaker 1:
So it's pretty accurate actually, mostly, mostly very accurate. And it has the ability to understand variety of questions, lots of different types of questions, or we can also talk about, for instance, text sentiment analysis, Here, we can get an understanding of the sentiment behind specific stock or bond, and so on. For example, this news article, we get an oral sentiment or analysis of the article. It correctly characterizes that this article is mostly neutral.

Speaker 1:
And we can also talk about the speech recognition to here. We can applaud the sent audio file. And it primary accurately transcribes from speech to text, when we don't have, let's say time to listen to a tool, let's say, for example, Federal Reserves Chairman speech, we can, and if we hear audio file, we can easily upload here and transcribe. And then we can quickly scan through the text as it will be transcribed. And also the last two that's a lot to show is a hedging tool, where we can type the name of a stock, for example, Google, and the software provides a list of assets that are negatively correlated to Google. This helps people to find out how to reduce the risk of their portfolio by investing in an asset that moves in opposite direction, compared to what they are searching for. Thank you very much.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

GENESISAI CORPORATION

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

GenesisAI Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is GenesisAI Corporation and that this corporation was originally incorporated pursuant to the General Corporation Law on July 3, 2018 under the name GenesisAI Corporation.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 29th day of September, 2021.

By: /s/ Archil Cheishvili
Archil Cheishvili, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:15 PM 09/29/2021
FILED 12:15 PM 09/29/2021
SR 20213375479 - File Number 6961374

Exhibit A

GENESISAI CORPORATION

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I

The name of the corporation is GenesisAI Corporation (the "*Corporation*").

ARTICLE II

The registered agent and the address of the registered office in the State of Delaware are:

Vcorp Services, LLC
1013 Centre Road, Suite 403-B
Wilmington, Delaware 19805
County of New Castle

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "*DGCL*").

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 277,000,000, consisting of (a) 227,000,000 shares of Common Stock, $0.0001 par value per share ("*Common Stock*"), of which, (i) 195,000,000 shares shall be designated "*Class A Common Stock*," $0.0001 par value per share, and (ii) 32,000,000 shares shall be designated as "*Class B Common Stock*," $0.0001 par value per share and (b) 50,000,000 shares of Preferred Stock, $0.0001 par value per share ("*Preferred Stock*").

Effective immediately upon the filing of this Restated Certificate of Incorporation, in accordance with Section 2.2 of this Article IV, all shares of the Common Stock that are outstanding on the date of the filing of this Restated Certificate of Incorporation shall automatically become and be converted into shares of Class A Common Stock of the Corporation. In addition, also effective immediately upon the filing of this Restated Certificate of Incorporation, each outstanding share of the Corporation's Common A Common Stock as converted in accordance with Section 2.2 of this Article IV and the immediately preceding sentence, shall be automatically split into ten (10) shares of the Corporation's Class A Common Stock (the "*Forward Split*"), without any further action on the part of the holder thereof. All share amounts, per share amounts, conversion rates and other provisions set forth in this Restated Certificate of Incorporation which would be affected by the Forward Split, if any, have been appropriately adjusted to reflect the Forward Split.

The following is a statement of the designations and the rights, powers and preferences, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   **Definitions.** As used in this Article IV, the following terms have the meanings set forth below.

1.1   "***Class B Common Stock Automatic Conversion Event***" shall mean an event wherein one or more shares of Class B Common Stock automatically convert into one or more shares of Class A Common Stock pursuant to Section 4.2 of this Article IV.

1.2   "***Immediate Family***" means as to any natural person, such person's spouse or Spousal Equivalent, the lineal descendant or antecedent, brother, sister, nephew or niece, of such person or such person's spouse or Spousal Equivalent, or the spouse or Spousal Equivalent of any lineal descendant or antecedent, brother, sister, nephew or niece of such person, or his or her spouse or Spousal Equivalent, whether or not any of the above are adopted.

1.3   "***Spousal Equivalent***" means any two natural persons if the relevant person and the related party are registered as "domestic partners" or the equivalent thereof under the laws of their state of residence or any other law having similar effect or provided the following circumstances are true: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least eighteen (18) years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely.

1.4   "***Transfer***" of a share of Class B Common Stock (collectively, "***Transferred Stock***") shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A Transfer shall also include, without limitation, a transfer of a share of Transferred Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Transferred Stock by proxy or otherwise; *provided*, *however*, that the following shall not be considered a Transfer within the meaning of this Section 1.4 of Article IV:

1.4.1   the granting of a proxy to officers or directors of the Corporation at the request or approval of the Board of Directors of the Corporation (the "***Board***") in connection with actions to be taken at an annual or special meeting of stockholders or by written consent of stockholders;

1.4.2 the transfer of one or more shares of Transferred Stock by (i) gift or pursuant to a domestic relations order from a holder of Transferred Stock to such holder's Immediate Family or (ii) to a trust or trusts for the exclusive benefit of such holder or his Immediate Family for no consideration;

1.4.3 the transfer of one or more shares of Transferred Stock effected pursuant to the holder's will or the laws of intestate succession;

1.4.4 as to any holder that is a trust established for the exclusive benefit of a prior holder of such shares of Transferred Stock or such prior holder's Immediate Family, the transfer of one or more shares of Transferred Stock to the prior holder or such prior holder's Immediate Family for no consideration;

1.4.5 the granting of a repurchase right to the Corporation pursuant to an agreement wherein the Corporation has the right or option to purchase or to repurchase shares of Transferred Stock; *provided*, *however*, that the Corporation's purchase or repurchase of such shares of Transferred Stock pursuant to the exercise of such right or option shall constitute a Transfer; or

1.4.6 upon the request of the transferor, any transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors be less than a quorum, or if there are not any disinterested members on the Board, the entire Board.

1.5 "***Voting Control***" with respect to a share of Class B Common Stock shall mean the power (whether exclusive or shared) to vote or direct the voting of such share of Class B Common Stock by proxy, voting agreement or otherwise.

2.   **General; Treatment Outstanding Common Stock.**

2.1   General. Except as expressly provided in this Article IV, Class A Common Stock and Class B Common Stock shall have the same rights and preferences and rank equally, share ratably and be identical in all respects as to all matters.

2.2   Treatment of Outstanding Common Stock. All shares of the Company's common stock that are outstanding on the date of the filing of this Restated Certificate of Incorporation shall automatically become and be converted into shares of Class A Common Stock of the Corporation.

3.   **Voting.**

3.1   Class A Common. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

3.2   Class B Common. Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

3.3   Class Voting. Except as otherwise provided herein or by applicable law, the holder of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

3.4   Increases or Decreases in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and without a separate class vote of the holders of each class of the Common Stock.

4.   **Conversion Rights.** The holders of the Class B Common Stock shall have conversion rights as follows:

4.1   Right to Convert. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and nonassessable share of Class A Common Stock.

4.2   Automatic Conversion. Each share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon a Transfer of such share; *provided*, *however*, that if a holder of Class B Common Stock Transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such Transfer will not constitute a Class B Common Stock Automatic Conversion Event.

4.3   Mechanics of Conversion.

4.3.1   Surrender of Certificates. Before any holder of Class B Common Stock shall be entitled to convert shares of Class B Common Stock into shares of Class A Common Stock, the holder shall either (1) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Common Stock or (2) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued; *provided*, *however*, that on the date of a Class B Common Stock Automatic Conversion Event, the outstanding shares of Class B Common Stock subject to such Class B Common Stock Automatic Conversion Event shall be converted automatically without any further action by the holder of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, *however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable upon such Class B Common Stock Automatic Conversion Event unless either the certificates evidencing

5

such shares of Class B Common Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided herein shall be cancelled and may not be reissued.

4.3.2 Conversion Date. In the event that a holder of Class B Common Stock elects to convert such shares pursuant to Section 4.1 of this Article IV above, the conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted. In the event of a Class B Common Stock Automatic Conversion Event, such conversion shall be deemed to have been made at the time that the Transfer of such shares occurred.

4.3.3 Status as Stockholder. On the date of a conversion pursuant to this Section 4 of this Article IV, all rights of the holder of the shares of Class B Common Stock shall cease and the holder or holders in whose name the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder of such shares of Class A Common Stock, notwithstanding that the certificates representing such shares of Class B Common Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Class B Common Stock, or that the certificates evidencing such shares of Class B Common Stock shall not then be actually delivered to such holder.

4.3.4 Delivery of Stock Certificates. In the event of a conversion pursuant to this Section 4 of Article IV, the Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee of such holder, a certificate for the number of shares of Class A Common Stock to which such holder shall he entitled.

4.4 Administration. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class B Common Stock to Class A Common Stock and the general administration of this dual class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class B Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred, *provided*, *however*, that such policies and procedures shall not inhibit the ability of a holder to convert such shares of Class B Common Stock to Class A Common Stock. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class A Common Stock shall be conclusive.

4.5 Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such Class B Common Stock, in addition to such other remedies as shall be available to the holder of such Class B Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this certificate of incorporation.

4.6   Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Common Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

4.7   Status of Converted Stock. In the event any shares of Class B Common Stock shall be converted pursuant to this Section 4 of Article IV, the shares of Class B Common Stock so converted shall be cancelled and shall not be issuable by the Corporation. This certificate of incorporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

B.   PREFERRED STOCK

The Corporation shall have authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Corporation. Authority is hereby expressly granted to the Board of Directors from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the DGCL. Fully-paid stock of the Corporation shall not be liable to any further call or assessment.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

7.1   <u>Actions, Suits and Proceedings Other than by or in the Right of the Corporation</u>. The Corporation shall indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an "***Indemnitee***"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of l974), and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

7.2.   <u>Actions or Suits by or in the Right of the Corporation</u>. The Corporation shall indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that Indemnitee is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under this Section 7.2 in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Corporation, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses (including attorneys' fees) which the Court of Chancery of Delaware or such other court shall deem proper.

7.3.   <u>Indemnification for Expenses of Successful Party</u>. Notwithstanding any other provisions of this Article VII, to the extent that an Indemnitee has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in Sections 7.1 and 7.2

of this Article VII, or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, Indemnitee shall be indemnified against all expenses (including attorneys' fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith.

7.4.   Notification and Defense of Claim. As a condition precedent to an indemnitee's right to be indemnified, such indemnitee must notify the Corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving such Indemnitee for which indemnity will or could be sought. With respect to any action, suit, proceeding or investigation of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to Indemnitee. After notice from the Corporation to Indemnitee of its election so to assume such defense, the Corporation shall not be liable to Indemnitee for any legal or other expenses subsequently incurred by indemnitee in connection with such action, suit, proceeding or investigation, other than as provided below in this Section 7.4. Indemnitee shall have the right to employ his or her own counsel in connection with such action, suit, proceeding or investigation, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of Indemnitee unless

(i)   the employment of counsel by Indemnitee has been authorized by the Corporation,

(ii)   counsel to Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and Indemnitee in the conduct of the defense of such action, suit, proceeding or investigation or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, suit, proceeding or investigation, in each of which cases the fees and expenses of counsel for Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Article VII. The Corporation shall not be entitled, without the consent of Indemnitee, to assume the defense of any claim brought by or in the right of the Corporation or as to which counsel for Indemnitee shall have reasonably made the conclusion provided for in clause (ii) above. The Corporation shall not be required to indemnify Indemnitee under this Article VII for any amounts paid in settlement of any action, suit, proceeding or investigation effected without its written consent. The Corporation shall not settle any action, suit, proceeding or investigation in any manner which would impose any penalty or limitation on Indemnitee without Indemnitee's written consent. Neither the Corporation nor Indemnitee will unreasonably withhold or delay its consent to any proposed settlement.

7.5.   Advancement of Expenses. Subject to the provisions of Section 7.6 of this Article VII, in the event of any threatened or pending action, suit, proceeding or investigation of which the Corporation receives notice under this Article VII, any expenses (including attorneys' fees) incurred by or on behalf of Indemnitee in defending an action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter: provided, however, that the payment of such expenses incurred by or on behalf of Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article VII; and provided further that no such advancement of

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expenses shall be made under this Article VII if it is determined (in the manner described in Section 6) that (i) Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe his or her conduct was unlawful. Such undertaking shall be accepted without reference to the financial ability of indemnitee to make such repayment.

7.6. Procedure for Indemnification and Advancement of Expenses. In order to obtain indemnification or advancement of expenses pursuant to Section 7.1, 7.2, 7.3 or 7.5 of this Article VII, an Indemnitee shall submit to the Corporation a written request. Any such advancement of expenses shall be made promptly, and in any event within 60 days after receipt by the Corporation of the written request of Indemnitee, unless (i) the Corporation has assumed the defense pursuant to Section 7.4 of this Article VII (and none of the circumstances described in Section 4 of this Article VII that would nonetheless entitle the Indemnitee to indemnification for the fees and expenses of separate counsel have occurred) or (ii) the Corporation determines within such 60-day period that Indemnitee did not meet the applicable standard of conduct set forth in Section 1, 2 or 5 of this Article VII, as the case may be. Any such indemnification, unless ordered by a court, shall be made with respect to requests under Section I or 2 only as authorized in the specific case upon a determination by the Corporation that the indemnification of indemnitee is proper because Indemnitee has met the applicable standard of conduct set forth in Section I or 2, as the case may be. Such determination shall be made in each instance (a) by a majority vote of the directors of the Corporation consisting of persons who are not at that time parties to the action, suit or proceeding in question ("disinterested directors"), whether or not a quorum, (b) by a committee of disinterested directors designated by majority vote of disinterested directors, whether or not a quorum, (c) if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Corporation) in a written opinion, or (d) by the stockholders of the Corporation.

7.7. Remedies. The right to indemnification or advancement of expenses as granted by this Article VII shall be enforceable by indemnitee in any court of competent jurisdiction. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Corporation pursuant to Section 6 of this Article VII that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct. indemnitee's expenses (including attorneys' fees) reasonably incurred in connection with successfully establishing Indemnitee's right to indemnification or advancement of expenses, in whole or in part, in any such proceeding shall also be indemnified by the Corporation to the fullest extent permitted by applicable law. Notwithstanding the foregoing, in any suit brought by Indemnitee to enforce a right to indemnification or advancement of expenses hereunder it shall be a defense that the indemnitee has not met any applicable standard for indemnification set forth in the General Corporation Law of the State of Delaware.

7.8. Limitations. Notwithstanding anything to the contrary in this Article VII, except as set forth in Section 7 of this Article VII, the Corporation shall not indemnify, or advance expenses to, an Indemnitee pursuant to this Article VII in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board of Directors. Notwithstanding anything to the contrary in this Article VII, the Corporation shall not indemnify or advance expenses to an Indemnitee to the extent such indemnitee is reimbursed from the proceeds of insurance, and in the event the Corporation makes any indemnification or advancement payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, such Indemnitee shall promptly refund such indemnification or advancement payments to the Corporation to the extent of such insurance reimbursement.

7.9.   Subsequent Amendment. No amendment, termination or repeal of this Article VII or of the relevant provisions of the General Corporation Law of the State of Delaware or any other applicable laws shall adversely affect or diminish in any way the rights of any indemnitee to indemnification or advancement of expenses under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

7.10.   Other Rights. The indemnification and advancement of expenses provided by this Article VII shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested directors or otherwise, both as to action in indemnitee's official capacity and as to action in any other capacity while holding office for the Corporation, and shall continue as to an Indemnitee who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of Indemnitee. Nothing contained in this Article VII shall be deemed to prohibit, and the Corporation is specifically authorized to enter into, agreements with officers and directors providing indemnification and advancement rights and procedures different from those set forth in this Article VII. In addition, the Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification and advancement rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article VII.

7.11.   Partial Indemnification. If an indemnitee is entitled under any provision of this Article VII to indemnification by the Corporation for some or a portion of the expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) or amounts paid in settlement actually and reasonably incurred by or on behalf of indemnitee in connection with any action, suit, proceeding or investigation and any appeal therefrom but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify Indemnitee for the portion of such expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) or amounts paid in settlement to which Indemnitee is entitled.

7.12.   Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) against any expense, liability or loss incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

7.13.   Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by an amount that such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

7.14.   Savings Clause. If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article VII that shall not have been invalidated and to the fullest extent permitted by applicable law.

7.15   Definitions. Terms used herein and defined in Section 145(h) and Section 145(i) of the DGCL shall have the respective meanings assigned to such terms in such Section 145(h) and Section 145(i).

ARTICLE VIII

The Corporation elects not to be governed by the terms and provisions of Section 203 of the DGCL, as the same may be amended, superseded, or replaced by a successor section, statute, or provision. No amendment to this Certificate of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any of the provisions of this Article IX shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

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